Filed Pursuant to Rule 424(b)(3)
Registration No. 333-145359

PROSPECTUS SUPPLEMENT NO. 4

(To Prospectus Dated August 13, 2007)

THE TRIZETTO GROUP, INC.

$230,000,000

1.125% CONVERTIBLE SENIOR NOTES

DUE APRIL 15, 2012

AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

This prospectus supplement supplements information contained in that certain prospectus dated August 13, 2007 of The TriZetto Group, Inc. (the “Company”), relating to the offer and sale from time to time of up to $230,000,000 of the Company’s 1.125% Convertible Senior Notes due 2012, or the notes, and 10,467,622 shares of the Company’s outstanding common stock that are issuable upon conversion of the notes, which are held by certain securityholders named in the prospectus under the section entitled “Selling Securityholders”. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The following table amends and supplements the information set forth in the prospectus under the section entitled “Selling Securityholders” with respect to the selling securityholders named below and the respective notes and shares of common stock beneficially owned by such selling securityholders that may be offered pursuant to the prospectus:

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Number of Shares of Common Stock
		Beneficially Owned (1)	Offered Hereby (1)
Fore ERISA Fund Ltd. (2)	$400	18	18
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund (3)	$1,200,000	54,614	54,614
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund (4)	$960,000	43,691	43,691
Quattro Fund Ltd. (5)	$9,120,000	415,064	415,064
Quattro Multistrategy Masterfund LP (5)	$720,000	32,768	32,768
UBS Securities, LLC (6)	$232,000	10,559	10,559

(1)	Includes shares of common stock issuable upon conversion of the notes, assuming conversion of all the named selling securityholder’s notes at the initial conversion rate of 45.5114 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of Notes – Conversion Rights – Adjustments to Conversion Rate” in the prospectus. As a result, the number of shares of common stock issuable upon conversion of the notes beneficially owned and offered by the named selling securityholder may increase or decrease in the future.

(2)	Fore ERISA Fund Ltd. has indicated that Matthew Li exercises voting or investment power over the notes and common stock issuable upon the conversion of the notes held by such selling securityholder.

(3)	Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund has indicated that Gary Crowder exercises voting or investment power over the notes and common stock issuable upon the conversion of the notes held by it.

(4)	Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund has indicated that Mark Rowe, Felix Haldner, Michael Fitchet and Denis O’Malley exercise voting or investment power over the notes and common stock issuable upon the conversion of the notes held by it.

(5)	Each of Quattro Fund Ltd. and Quattro Multistrategy Master Fund LP has advised that Andrew Kaplan, Brian Swain and Louis Napoli exercise voting or investment power over the notes and common stock issuable upon the conversion of the notes held by such selling securityholder.

(6)	UBS Securities, LLC has indicated that John Dibacco, on behalf of UBS Securities, LLC, exercises voting or investment power over the notes and common stock issuable upon the conversion of the notes held by such selling securityholder.

The date of this prospectus supplement is September 13, 2007.